Return address: Koncernregnskab & Skat, Nørregade 21, 0900 København C
Larry Spirgel Assistant Director Division of Corporate Finance US Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549 Mail Stop 3561
February 14, 2006 Eha

Re.: TDC A/S - Form 20-F for Fiscal Year Ended December 31, 2004, Filed May 26, 2005 - File No. 1-12998

Dear Mr. Spirgel,

We acknowledge the receipt of your letter dated January 6, 2006 with further comments with respect our Form 20-F for the fiscal year ended December 31, 2004.

We have reviewed your further comments and present below the Company's response to your letter. The headings below correspond to the headings set forth in your letter. The Staff’s comments are highlighted in bold followed by the Company’s responses.

Selected Financial Data, pages 3 - 5

Comment 1:

Refer to income statement and balance sheet amounts reported in accordance with US GAAP on pages 4 and 5. Please confirm to us that if any amount required to be presented in selected financial data on a primary GAAP basis differs from the corresponding amount under US GAAP, including total revenues and income (loss) from continuing operations, you will also disclose the corresponding amount on a US GAAP basis. Refer to Item 3A of the revised Form 20-F rules as well the AICPA International Practice Task Force minutes from the May 3, 2001 meeting.

Response 1:

We confirm, that if any amount required to be presented in selected financial data on a primary GAAP basis differs from the corresponding amount under US GAAP, including total revenues and income (loss) from continuing operations, we will also disclose the corresponding amount on a US GAAP basis, if materially different from the reported amounts under primary GAAP.

TDC A/S Nørregade 21 DK-0900 København C Tel.+45 33 43 77 77 Fax+45 33 43 76 18	Corporate Accounting & Tax Tel.+45 33 99 81 60 Fax+45 33 99 67 96	Internet: www.tdc.dk E-mail: ehc@tdc.dk

TDC A/S CVR-nr. 14 77 39 08 København

Note 30 - Reconciliation to United States Generally Accepted Accounting Principles, page F-51

Comment 2:

We note in your response to comment 4 that “TDC has provided the fronting insurance company, AIG, with a guarantee of DKKm 200.” Please explain to us what it means to be a “fronting insurance company” and tell us why you are providing it a DKKm 200 guarantee. If TDC or any of its affiliates have acquired insurance coverage from AIG, please explain to us your consideration of how the DKKm 200 guarantee has impacted the ceding of losses to AIG.

Response 2:

TDC's captive insurance companies are reinsurance captives, and are as such not allowed to issue policies themselves. Therefore TDC has entered into an agreement with the external insurance company AIG, which act as a “fronting insurance company”. The fronting insurance company issues insurance policies and collects insurance premiums on behalf of the TDC captive insurance company, i.e. AIG is "fronting" the insurance programs.

Premiums are ceded from the fronting insurance company, AIG, to the TDC captive insurance company. In case of an insurance event indemnities will be paid from AIG to the insured TDC affiliated company, and the captive insurance company will reimburse the indemnity payment towards AIG. TDC has provided the fronting insurance company, AIG, with a guarantee of DKK 200m in order to guarantee AIG reimbursement for outstanding payment obligations if the TDC captive insurance company cannot fulfil the obligation itself. Up to now no guarantee has been released as the captive insurance companies have been able to fulfil their obligations.

Comment 3:

Please explain to us your business purpose for owning two insurance companies. Tell us if the companies insure parties not affiliated with TDC. If so, explain to us the nature of the policies written by these companies and the types of risk assumed.

Response 3:

In 1999, we decided to establish a captive insurance company, “Tele Danmark Reinsurance S.A.”, with the purpose to reduce the administration costs and the profit margins to insurers, re-insurers, and brokers. The domicile in Luxembourg was chosen on the basis of the regulatory environment, presence of advisory expertise, and the fact that Luxemburg was, and still is, a major captive domicile.

The captive insurance company takes the role of re-insurer for the “usual” insurance company (Fronting insurance company) on the basis of re-insurance contracts with agreed splits of all premiums and claims paid from and to TDC. Thereby the captive insurance company effectively ob tains a part of the profit and the administration costs, normally flowing to the external, commercial insurance companies. The captive insurance company re-insures the main part of the risk with international re-insurance companies retaining part of the risk in accordance with a risk profile mirroring the capital strength of the captive insurance company.

There are and have never been parties not affiliated with TDC insured by these captives.

The insurance arrangements via the captive insurance company are intended to cover losses in relation to property damage, business interruption, general- and products liability, and errors and omissions liability. The insurance arrangements also cover losses in Danish subsidiaries in relation to group accident, workers’ compensation, and motor insurance.

Changes made to the Danish tax legislation effective as from 2001 changed the tax implications. Past advantages of the regulatory environment in Luxembourg were levelled out with the build-up of captive insurance experience within TDC and Denmark in general thereby increasing the awareness of Denmark as a captive domicile. In addition, a Danish captive can be licensed to issue policies on its own, as a direct captive insurance company, which could potentially increase flexibility and reduce the costs of administration. TDC Reinsurance A/S has not yet exercised such right, and is not at this point planning to do so. Accordingly, we decided to establish TDC Reinsurance A/S in Denmark in 2004, and have been phasing out the activities of Tele Danmark Reinsurance S.A. since then.

TDC has established procedures ensuring that any probable losses are recorded. Different statistical models are used to calculate reserves for the different lines of insurance.

Comment 4:

We note the disclosure proposed in response to comment 7 and also your response to comment 9. In future filings, please disclose in your US GAAP footnote total revenues under US GAAP if materially different from the reported amount of revenue.

Response 4:

We will disclose in future filings in our U.S. GAAP footnote total revenues under U.S. GAAP if materially different from the reported amount of revenue.

* * * * *

Please do not hesitate to call me on +45-33437650 if you have any questions regarding this submission. Additionally, please do not hesitate to contact PricewaterhouseCoopers, our independent accountants, directly by contacting

Fin T. Nielsen (lead audit partner) at +45-3945-9110 or John Abbott (SEC designated reviewer), at (973) 236-5958.

Thank you for your consideration of this submission.

Yours sincerely,

/s/ Hans Munk Nielsen

Hans Munk Nielsen

Chief Financial Officer

Copy to:	Fin T Nielsen John S. Abbott Wayne Carnall (National office) PricewaterhouseCoopers LLP